UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 28, 2018

YANDEX N.V.

Schiphol Boulevard 165

1118 BG Schiphol

Netherlands

+31 (0)20 206 6970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X Form 40-F   ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On December 25, 2018, Yandex N.V.'s principal Russian operating subsidiary Yandex LLC (“Yandex”), completed the transaction for the purchase of a property site at 15 Kosygin Street, Moscow, Russia (the “Kosygin Site”) which was announced on December 18, 2018.   Pursuant to local governmental process, Yandex is not permitted to make any public disclosure of its specific development plans, including timing and costs, until that approval process has been completed. Following approval, Yandex will update the market on the full development plans, including anticipated timing and costs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: December 28, 2018By: /s/Greg Abovsky

     Greg Abovsky

     Chief Operating Officer and Chief Financial Officer